April 26, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Calvert Social Investment Fund SEC File Nos. 811-03334 and 2-75106 Post-Effective Amendment No. 40

Ladies and Gentlemen:

As counsel to Calvert Social Investment Fund (the "Trust"), it is my opinion, based upon an examination of the Trust's Declaration of Trust and By-Laws and such other original or photostatic copies of Trust records, certificates of public officials, documents, papers, statutes, and authorities as I deemed necessary to form the basis of this opinion, that the securities being registered by this Post-Effective Amendment No. 40 of the Trust will, when sold, be legally issued, fully paid and non-assessable.

Consent is hereby given to file this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Trust's Post-Effective Amendment No. 40 to its Registration Statement.

Sincerely,

/s/ Lancelot A. King
Associate General Counsel